Ideanomics, Inc.
55 Broadway, 19th Floor

New York, NY 10006

July 16, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Kathryn Jacobson
Robert Littlepage
Paul Fischer
Celeste Murphy

Re:	Ideanomics, Inc.
Form 10-K for the Year Ended December 31, 2018 Filed April 1, 2019
Form 10-Q for the Quarter Ended March 31, 2019 Filed May 2, 2019
File No. 001-35561

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on June 11, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 44

1.	We note you state that you have begun phasing out of the crude oil trading business and the electronics trading business. Please expand your MD&A and financial statement footnote disclosures to address the following, as appropriate, and advise us in detail.

•	Indicate whether you have tested the related asset groups for recoverability based on their shortened useful lives and, if so, tell us the results of this testing.

In response to the Staff’s comment, the Company considered the recoverability of the long-lived assets. However, the crude oil trading business and electronics trading business do not involve significant capital investment. The net book value of the long-lived assets at December 31, 2018 are less than $2,000 and represents the office furniture and equipment, the Company considers this as not material to the financial statements.

•	Explain to us your consideration of presenting these businesses as discontinued operations. In this regard, it is unclear if you have ceased to use long-lived assets and if so, whether they should be considered abandoned. We refer you to the guidance in ASC 205-20-45 and ASC 360-10-35-47.

In response to the Staff’s comment, the Company did evaluate and determine that the crude oil trading business and electronics trading business do not qualify as discontinued operations mainly due to the following reasons:

1.	We evaluated the definition of discontinued operation based on ASC 205-20-45-1B to 1C. The crude oil trading and electronics trading are part of our WeCast segment. The Company’s business strategy and the primary goal for entering crude oil and consumer electronic is to learn about the needs of buyers and sellers in industries that rely heavily on the shipment of goods. We will apply the knowledge we learned from these businesses to the applications of the technologies in our Fintech ecosystem. The Company did not intend to be a logistics management company at the outset of these activities. Therefore, the contraction of these businesses does not represent a strategic shift and has no major effect on our operations.
2.	The Company has not committed to a plan to sell the crude oil and consumer electronic trading business and has no active program to locate a buyer or other actions to sell these business as of December 31 2018 and March 31 2019. Therefore, these businesses do not qualify as held for sale based on ASC 205-20-45-1E.

Regarding the long-lived assets, as we discussed in the point above, the total value at December 31, 2018 is less than $2,000. The Company does not consider this as material to the financial statements.

•	Clearly disclose whether or not you anticipate earning any revenue from these businesses in the future.

The Company does not anticipate any revenue from these businesses in the future, at this point. The Company believes its existing disclosures currently provide sufficient information in the MD&A section in “Overview”, “Principal Factors Affecting Our Financial Performance” and “Consolidated Results of Operations” as of and for the period ended December 31, 2018 and March 31, 2019. We will include the specific wordings “The Company does not anticipate any revenue from these business in the future at this point.” in our June 30, 2019 Form 10-Q report and going forward until we have a definite plan on these businesses.

Financial Statements, page F-1

2.	Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company considered whether net assets in China (“PRC”) were potentially restricted as of December 31, 2018. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by State Administration of Foreign Exchange (“SAFE”) do not automatically constitute the “restrictions” for purposes of Rule 4-08(e)(3) under Regulation S-X, because the restrictions on currency exchange in substance do not prohibit the Company’s subsidiaries or consolidated VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities are complied with as mentioned in Note 19 (e) Foreign Currency Risk. The currently effective PRC foreign exchange regulations expressly stipulate that the PRC does not restrict the international dividend payment and international payments or transfers under current account transactions, including the advance payment. These limitations in the abstract do not prohibit or preclude advances or cash dividend from a PRC subsidiary or VIEs to a foreign parent without the consent of SAFE. The PRC foreign exchange regulations do impose SAFE-administered quota limitation on loans from a PRC subsidiary to a foreign parent as well as certain limitations on capital account transactions by imposing filing and registration requirements and, in certain circumstances, burdensome, time-consuming or unpredictable procedures to be followed. However, the Company has not historically incurred such loan transaction and will unlikely incur it in the future. Even if the Company would like to effect a fund transfer from a PRC subsidiary to its foreign parent, the Company has the latitude to choose to arrange such transfer through advances or cash dividend on which there is no limitation imposed. The Company believes that only when a PRC subsidiary is expressly rejected by SAFE to loan, advance or pay dividend to its foreign parent or when a PRC subsidiary hits a specific foreign exchange quota set by SAFE in any loan, advance or dividend payment will such limitation fall within the “restriction” for purposes of Rule 4- 08(e)(3). Therefore, the Company does not consider the limitation from the PRC foreign exchange regulations as a “restriction” under Rule 4-08(e)(3) and does not include it in its calculation of the restricted net assets.

Under PRC rules and regulations, all subsidiaries in the PRC are required to appropriate 10% of their net income, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital.  The appropriation to this statutory surplus reserve must be made before distribution of dividends to the parent company can be made.  The statutory reserve is non-distributable, other than during liquidation, and can be used to fund previous years losses, if any, and may be converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently outstanding, provided that the remaining balance of the statutory reserve after such issue is not less than 25% of the registered capital. As of December 31 2018, all the subsidiaries in the PRC have accumulated losses and do not have positive restricted net assets for potential distribution. Therefore, the restricted net assets amount as of December 31, 2018 did not exceed 25% of the Company’s consolidated net assets as of December 31, 2018, and consequently the Company would not be required to file the schedule information required by Rule 5-04 of Regulation S-X.

Note 22. Subsequent Event

Disposal of Assets in exchange of GTDollar coins, page F-38

3.	Please explain to us your consideration of reporting the YOD business as discontinued operation. In this regard, we note on page 40 that you did not generate any revenue from your YOD Legacy business during all of 2018 and its license content (carrying amount of $ 17 million) was sold in 2019. Refer to ASC 205-20-45-1.

In response to the Staff’s comment, the Company does not present the YOD business as discontinued operations because the Company has not made a decision to dispose of the YOD segment as of March 31 2019 and does not believe the status qualified for the definition and criteria under ASC 205-20-45-1. Please see below:

a.	The Company has not committed to a plan to sell the YOD segment;
b.	There is no active program to locate a buyer and other actions to sell the YOD segment;
c.	Even though the license content was sold in 2019, the Company has no plan to dispose of other assets in YOD segment. As disclosed in the business section, the Company still runs our legacy YOD segment with limited resources and plans to continue to run it through the Yanhua Partnership, furthermore the Company disclosed in Note 5 to the financial statements that the Company is evaluating the overall operating strategy for the YOD legacy business.

4.	It is unclear why you disclose that you received GTDollar coins in exchange for certain assets while on page 21 of your March 31, 2019 Form 10-Q you disclose you received GTB tokens. Please revise so that your disclosures are consistent and advise us.

In response to the Staff’s comment, the Company well noted the inconsistency between GTDollar coins and GTB tokens. The Company has revised 10-Q disclosure to GTDollar coins (“GTB”).

Form 10-Q for the Quarter Ended March 31, 2019 Consolidated Balance Sheets, page 4, page 4

5.	It appears that your account receivable outstanding as of December 31, 2018 and March 31, 2019 relate to your oil and electronics consumer products trading businesses which had been phased out. Please include a note in the financial statements addressing the aging, terms and collectability of these receivables.

In response to Staff’s comments, the Company believes that all the outstanding receivable balances are collectible and the relationships with these customers are not affected by our decision to phase out the electronics consumer products trading business. The Company updated the aging, terms and collectability of these receivable in Note 6 - Accounts Receivable on page 15.

Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Tokens, page 11

6.	Provide us with a more detailed discussion of your rights and obligations as a token holder and those of GTD, the token issuer. It is unclear to us whether the underlying asset of your GTB tokens which you hold as part of your “digital asset management service” represents an investment in GD or a right to access GD’s platform (if operational). Further clarify whether the GTB tokens trade on Asia EDX Exchange or Asia EDX OTC per your disclosure on page 37.

In response to Staff’s comments, the Company amended the disclosure on Digital Token (amended to “Digital Currency”) on page 11. GTB is a type of digital currency that are not backed by hard assets or other financial instruments. There are no underlying assets associated with GTB and ownership of GTB does not represent a right to access GD’s platform. The Company amended the disclosure and clarified this fact pattern on page 11.

The Company further clarified that the GTB trades on Asia EDX Exchange on page 37.

Note 3. Revenue, page 13

7.	Please disclose the input parameters and valuation technique that you used to measure the fair value of 7,083,333 GTB tokens received from GTD, your minority shareholder. Refer to ASC 820-10-50-1.

In response to Staff’s comments, the Company added the input parameters and valuation techniques that are used to measure the fair value of GTB on page 13.

Note 6. Property, Plant and Equipment, net, page 15

8.	Please disaggregate the cost of the land and buildings related to the University of Connecticut Hartford Campus from the Construction in Progress.

In response to Staff’s comments, the Company amended Note 7 to disaggregate the components of Construction in Progress on page 15.

Disposal of Assets in Exchange for GTB Tokens, page 21

9.	We note your statement that in the disclosed nonmonetary exchange transaction, the fair values of GTB tokens are not reasonably determinable and therefore, you recorded the transaction with no gain or loss based on the carrying amounts of the assets relinquished. However, such accounting treatment is applicable only when "the fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits." Refer to condition (a) of ASC 845-10-30-3. In this regard, tell us the following:

•	Why you concluded that the fair value of the GTB tokens is not reasonably determinable. In this regard, we note that you recorded your 2019 revenues based on the fair value of GTB tokens received.

Based on ASC 845-10-30-3 (a) and 30-8, the Company concluded the fair value of GTB is not reasonably determinable due to the following reasons that result in certain uncertainties regarding the realizability of the value of GTB:

1.	GTB only trades on one exchange that has been in operation for less than one year;
2.	The valuation of GTB has been highly volatile due to its limited trading history (since November 2018); and
3.	The digital currency market is currently largely unregulated.

For the service revenue transaction, in order to determine transaction prices, firstly any noncash consideration received from a customer needs to be measured at fair value at contract inception in accordance with ASC 606-10-32-21.  This guidance focuses on considering the value of what the selling entity receives, rather than the value of what it gives up. However, in a situation when the Company cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer in exchange for the consideration (ASC 606-10-32-22).

The Company considered the fair value of GTB and standalone selling price of digital asset management services and determined that the estimated value of GTB is more indicative of its fair value because our digital asset management services are of services of a new nature and highly customized to meet GTD’s needs, no available standalone selling prices exist and it is difficult to find the comparable prices or utilize cost-plus method to estimate our sales price.  There is no guidance available when both fair values are not available. Therefore, the Company utilized a conservative approach to estimate the fair value of GTB at contract inception.

The Company considered accounting treatments for the sales of assets and service revenues in accordance with applicable accounting guidance to ensure that our results of operations present a reasonable description and results of our operations.

•	How you considered the fair value of the assets relinquished.

The Company obtained a third party valuation report on March 29, 2019, for the fair value of licensed content as of December 31, 2018. The valuation obtained indicated a fair value of $24.4 million using the income approach.

The Company considered ASC 845-10-30-1 (the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange.), which will result in a gain of approximately 7.2 million if using fair value of the assets surrendered to calculate the resulting gain or loss. In an effort to report our results conservatively and considering the limitations of the independent third party valuation being based on estimates, the Company recorded no gain and loss.

•	Whether you tested the relinquished assets for recoverability while held and used.

As disclosed above, the Company obtained a third party valuation report on March 29, 2019 to test the recoverability of relinquished assets as of December 31, 2018.

•	Whether you tested the relinquished assets for impairment prior to their disposal.

The Company considered the impairment of relinquished assets prior to their disposal. Based on our analysis, the Company did not believe there were significant events that would require a change to the valuation performed by the third party valuation specialist.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP